Targeted Shopping Solutions, Inc.
(dba acQyr eXchange)

Annual Report

2022

Annual Report 2022

Throughout this document, mentions of TSS, Targeted Shopping Solutions, acQyr eXchange, or QX refer to Targeted Shopping Solutions, inc., a C-Corp formed on January 8, 2008, in the State of Colorado (the "Company"). The Company's physical address is 9938 Longview Drive, Lone Tree, CO 80124.

You may contact the Company by emailing jomulford@acqyrexchange.com. This annual report is posted on the Company's website, www.acqyrexchange.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Targeted Shopping Solutions, Inc. ("TSS" or "Company") is a corporation formed on January 8, 2008, in Colorado. The Company's physical address is 9938 Longview Drive, Lone Tree, CO 80124. The Company's web site may be accessed at www.acqyrexchange.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

James Mulford

Board and officer positions with the Company (plus other positions) during the past 5 years

Start Date	End Date	Company	Position / Title
01/08/2008	Present	Targeted Shopping Solutions, Inc.	President & CEO
01/01/2018	04/01/2021	Targeted Shopping Solutions, Inc.	Chairman

Work experience: https://linkedin.com/in/jim-mulford-b1a0614

Short Bio: Mr. Mulford has over 40 years of experience in the delivery, management, and leadership of professional services. He was co-founder of a large (over 300 employees) systems integrator (SSDS, Inc.) and technology-enabled recruitment solutions company (Knowledge Workers, Inc.) and participated in the successful sale of both companies. He has held executive and operational management positions with the USAF, Verizon, and SSDS. He received a BS in Computer Science from the USAF Academy, and a MS in Information Systems from UCLA.

David Sterling

Board and officer positions with the Company (plus other positions) during the past 5 years

Start Date	End Date	Company	Position / Title
04/09/2021	Present	Targeted Shopping Solutions, Inc	Chairman & Director
03/01/2021	Present	National Capital Wing	Commander

Short Bio: Mr. Sterling is a 20-year veteran of the U.S. Air Force where he earned the rating of master navigator with more than 3,000 hours in the C-141A, HC-130H/P/N, T-43A, and EC-130H Compass Call aircraft. He also taught at the USAF Academy. After transition to the acquisition career field, he was the program manager. His final Air Force assignment was as the Director of Management Support for all Air Force Tactical Acquisition Programs including aircraft, weapons, and mission systems. After retiring from the Air Force, Col Sterling was a key member of the Motorola team to establish IRIDIUM as a worldwide cellular telephone system. Later, he joined Adroit Systems as a program manager and subsequently Vice President providing consulting services to the Department of Defense in the areas of airborne and space intelligence and reconnaissance.

Michael Flanagan

Board and officer positions with the Company (plus other positions) during the past 5 years

Start Date	End Date	Company	Position / Title
07/01/2015	07/01/2019	Jeppesen	Senior SW Engineer
01/01/2000	Present	Flanagan Consulting	Principal
01/08/2008	Present	Targeted Shopping Solutions, Inc.	VP of Technology/COO

Work experience: https://linkedin.com/in/mjflanagan

Short bio: Mr. Flanagan has provided senior VP technology leadership since the company founding in 2008 and currently serves as Senior Vice President of Technology and COO for Targeted Shopping Solutions, Inc. (dba acQyr eXchange). He has over 40 years of work experience, including project management and technical analysis, design, architecture, and implementation experience for large companies and the United States Air Force. He was a co-founder of International Software Corporation and served as Vice President for System Architecture and Development. He has served as a senior consultant for large, complex design and implementation projects. Mr. Flanagan earned his BS degree from the USAF Academy, his MS degree from UCLA, and MBA from Regis University.

Roderick McLean

Board and officer positions with the Company (plus other positions) during the past 5 years

Start Date	End Date	Company	Position / Title
08/01/2019	Present	Targeted Shopping Solutions, Inc.	Director & Corporate Secretary
06/01/2011	Present	Universal Lending Corp	Senior Loan Officer

Short bio: Mr. McLean has over 40 years of experience in real estate, with expertise in development, loan origination, financing, marketing, and selling of real estate. As a business leader, he has started, led, managed, and grown his own business. He has previously been a licensed broker-dealer, with specialization in the bond and real estate markets. Since 1972, he has been a licensed real-estate agent and loan originator. He received his Mortgage Originator license when they first became a requirement of the state in 2009.

William Wilson

Board and officer positions with the Company (plus other positions) during the past 5 years

Start Date	End Date	Company	Position / Title
01/01/2013	01/01/2018	Targeted Shopping Solutions, Inc.	Senior Consultant
01/01/2018	Present	Targeted Shopping Solutions, Inc.	Chief Marketing Officer

Work experience: https://linkedin.com/in/wywilson

Short Bio: Mr. Wilson has provided senior VP marketing leadership for the company since 2013 and currently serves as the Chief Marketing Officer for Targeted Shopping Solutions, Inc. (dba acQyr eXchange). He has over 40 years of marketing strategy and communications experience as a corporate executive and independent consultant to clients ranging from startups to Fortune 100 companies. He is a SaaS start-up marketing expert and former CMO of an Inc. 5000 fastest growing company (#1266). He received a BS In Journalism from Northern Illinois University and an MS in Communications from the Illinois Institute of Technology.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Keith Mulford & related (as of 31 March 2023)

24,067,126 shares of Common Stock   1,464,201 shares of Preferred Stock

Voting Power: 22.8%

David E. Sterling Living Trust (as of 31 March 2023)

23,869,660 shares of Common Stock   1,470,966 shares of Preferred Stock

Voting Power: 22.7%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Mission Statement: Our mission is to become the market-leading exchange for rewarded and earned digital assets; one exchange for easily and quickly offering, tracking, exchanging, and redeeming issued and earned digital rewards into local currency. We plan to deliver our acQyr eXchange (QX) to multiple markets, initially focusing our offering on the mobile and video gaming market.

Company Philosophy and Vision: We are driven to bring value to our shareholders, customers, employees, and business partners. We value honesty, ethical business practices, hard work, priority time with our families, and service to others. We strive to deliver a superior offering to our customers that could positively impact their revenues and profits. In turn, we expect to deliver an attractive return on investment to our investors, employees, and business partners.

Company History: Our mission and QX offering have a strong foundation of research, development, pilots, partnerships, and IP for the real-time issuance and redemption of digital reward value in markets that effectively apply loyalty rewards to attract, engage, and retain their customers.

It all began when Targeted Shopping Solutions, Inc. (TSS), the Corporate entity for QX, was founded to solve the reward redemption challenges facing small-to-mid sized retailers: How do small retailers issue, manage, track, and redeem sales promotion offers and coupons? SMB owners did it manually, if at all. TSS developed the ShopMyNeighborhoodTM (SMN) program to automate the process for these smaller retailers and to provide an easy-to-use, real-time solution for their customers. SMN electronically enabled owners to define offers and instantly redeem them on their existing point-of-sale terminals. Partnering with MasterCard®, SMN issued shoppers a branded prepaid card where loyalty rewards were redeemed, accumulated, and spent. The key to SMN was that it was a coalition loyalty rewards program. Shop owners on Main Street could all sign up and share customers and offer the same rewards and redemption platform, making their loyalty programs more valuable to shoppers.

However, the high cost of customer acquisition and the market entry of household-name competitors led TSS to pivot in late 2018. The TSS team researched and identified that using the Company's existing IP and technology for issuing, tracking, exchanging, and redeeming digital reward value represented a significant opportunity, and the pivot was made to the acQyr eXchange. Having invested over $7.0 million into the research, development, piloting, and integration of the core technology platform, TSS was well positioned to bring our competitive IP to markets that use personalized offers and digital rewards to increase the lifetime value of their customers.

In 2023, we focused our offering for the mobile and video gaming market on providing an event and tournament offering for multiple games and gamers. We branded this offering Victory Quest, powered by acQyr eXchange (www.victoryquest.gg). Victory Quest is a tournament gaming platform, where gamers compete for cash and prizes on any skill-based game, any time, and any place.

Target Market: Our primary market for our initial delivery of QX is the mobile and video gaming industry. The mobile and video gaming market was a $184.4 Billion market in 2022. Our Serviceable Obtainable Market (SOM) for the gaming market is over $800 Million. As we achieve success in this market, we may expand into other markets that have the need for QX, including the travel & leisure industry, online & financial markets, and retail.

Our Market Offering: acQyr exchange is a fintech platform for issuing, tracking, exchanging, and redeeming loyalty rewards across multiple rewards programs in any market. Our first entry is in the mobile and video gaming industry to help game publishers increase retention and grow revenue through personalized offers and loyalty rewards. Other markets will include retailers, travel and leisure companies, and financial services firms. We are bringing our platform to the gaming industry in three phases. Phase 1 has been launched, allowing for the exchange of in-game issued rewards and subsequent redemption for cash. During 2023, we plan to release [VictoryQuest (VQ)](#), a **subscription-based tournament platform**, where **members compete for cash prizes** and **game owners see increased gamer acquisition, retention, and monetization** from the tournament play. During Phase 3 (2024), we plan to introduce multiple redemption options to bring further value to our offering.

The Business Problem that Our Offering Solves: The mobile and video gaming industry is currently experiencing double digit annual growth. Over 2.7 billion gamers worldwide and three out of four people in the United States are fueling this growth. It is estimated that 250 new games are introduced every day! While great for the industry, it now costs more to acquire new customers (CAC) and to retain gamers longer to increase long term value (LTV). Social media, app stores, gaming platforms, and other marketing methods are proving to be less effective and more costly across the industry. QX delivers a well proven method of issuing targeted offers and rewards to attract new customers and retain existing ones; thereby lowering CAC increasing LTV. There is significant interest from game publishers and developers of skill-based games to lower their CAC and increase their LTV through targeted events and tournament play.

Our Intellectual Property: For the past several years, we have been developing a sophisticated technology platform for issuing, tracking, exchanging, and redeeming personalized offers and digital rewards. The platform has been architected to be effective in any industry that uses loyalty rewards to reduce CAC and increase LTV of customers. We have piloted and vetted our IP within the retail industry and know it works. We believe that bringing our market solution to the mobile and video gaming industry now will take maximum advantage of our IP: (1) First-mover advantage on infrastructure and solution development. (2) Prior experience with an extensively tested multi-issuer loyalty rewards program in the retail space with hundreds of issuers and thousands of consumers. (3) Executing a business model we know well and have the expertise and experience to successfully launch and grow. (4) Expertise and experience with the needed real-time integration, interfaces, and infrastructure necessary to deploy our offering across hundred of games and millions of gamers. (5) An AI engine for targeting game owner offers to the right gamers and the right time. (6) A pay-forperformance strategy, with an accessible dashboard for demonstrating to game owners the reduction of CAC and increase of LTV for their games and gamers. (7) an event-sharing infrastructure through which our game owner partners can share thousands of in-game events per second with QX for tracking event and tournament accomplishments and reward issuance. We will explore this IP becoming an industry standard for the gaming industry, including filing of patent protection, as applicable.

5. How many employees does the Company currently have? (§ 227.201(e))

We have three full time employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

a. Significant Prior Investment with Limited Operating Revenue

The Company has been operating since 2008. During the period 2008-2018, the Company invested heavily into research, development, pilots, technology, market launch plans, and competitive analysis for delivering the issuance and redemption of digital loyalty rewards in multiple markets. Through the Company's R&D, market preparation, partnerships (including MasterCard), pilots, and tests, the Company believed that it was positioned to deliver a coalition loyalty rewards program for small to mid-sized retail locations. The Company raised private investments through a friends and family round (accredited investors), including equity and debt. Over $7.5 million has been previously invested into the Company's Intellectual Property (IP), R&D, and preparation to launch a coalition loyalty program (ShopMyNeighborhoodTM) for small-to-mid sized retailers. In early 2018, the Company decided to halt this planned market launch due to launch funding requirements, depth of competition, and changing market conditions.

b. Lack of Operating History in Business Pivot

The Company has limited operating history in the planned market launch of acQyr eXchange (QX) for the mobile/video gaming market. While the Company's past investment in IP and market research are transferrable to the planned market offering and launch, there is no assurance that the Company can successfully deliver the planned offering and expand it to a profitable and growing operation.

c. Assumptions Underlying Business Plan

The Company's business plan and financial projections are based upon numerous assumptions which may later prove to be incorrect, including but not limited to the assumption that game publishers and gamers will adopt the Company's offers and rewards program system and will embrace events and tournaments as a key method to drive gamer engagement and monetization. The ability to adhere to the business plans will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plans and may elect to adopt other strategies based upon changes in circumstances and/or market conditions. The financial projections contained herein and in the business plan are based entirely upon management's assumptions and should not be considered as a forecast of actual revenues. Actual operating results may be materially different.

d. Consumer Demand While the video/mobile gaming market is very large (over 2.7 billion gamers world-wide), there is no assurance that game owners and gamers will adopt QX at the rate at which we are projecting in our business plan and financial projections.

Our ability to launch and grow at projected rates is dependent upon our success in securing game owner partners and their affiliated gamers, as well as their active participation in using QX as their primary method to exchange and redeem in-game rewards and in using Victory Quest as their event and tournament platform.

e. No Customers Yet Operating On the Initial Offering

While the Minimum Viable Product (v 1.1) has been developed, tested, and launched for market use, and while we have had ten publishers sign our non-binding Letter of Intent to partner with us, we have not yet completed the steps to finalize our initial game publishers and developers as our customers. We have signed agreements and have initiated these steps with a limited set of publishers and will continue to onboard customers as we rollout our offering. However, we will not fully understand the acceptance of our offering by game publishers, developers, and gamers until we are executing on our agreements with game publishers and developers and are beginning to generate revenues from our market offering.

f. Dependence Upon Contractors and Other Development Consultants.

For our market launch and expansion, we are relying on both in-house staff and key contractors to develop, test, and deliver our QX market offering. There is no assurance that our staff, contractors and consultants will deliver the contracted items within budget, on time, or with the correct functionality. In addition, we must market a portion of our QX members to upgrade to premium services to generate

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additional fees and revenues. This requires the ongoing addition of value-added partner services. If we cannot contract and integrate those value-added services into our offerings, then our premium service revenues will be adversely impacted.

g. Changes in the Costs of Key Operating Resources Company's profitability is dependent upon its ability to anticipate and react to changes in the costs of key operating resources, including equipment, raw materials, labor, and other supplies and services.

Various factors beyond Company's control, including adverse weather, pandemics, and general marketplace conditions, may affect the availability and cost of key operating resources. The impact of inflation or market conditions can materially and adversely affect Company's operations. There can be no assurance that Company will be able to generate increases in sales in amounts sufficient to offset inflationary or other costs pressures.

h. Need for Additional Capital

The Company has raised funds through multiple Offerings, including a current Private Placement for accredited investors. Continuation of the Company's operations once those funds have been consumed will require the generation of sufficient revenues from sales (of which there can be no assurance) or may require the obtaining of additional debt or equity financing (which may or may not be available to Company). Any additional equity financing required by the Company would have the effect of diluting the ownership percentages of the shareholders of the Company. If such additional financing is needed but cannot be obtained, the Investors may lose their entire investment. The Company's ability to obtain future financing, including debt financing, may be restricted by interest rates, the regulatory environment, laws and rules affecting the Company's business. In addition, the Company's ability to obtain future financing may be restricted by the fact that the Offering is being conducted in reliance on certain exemptions from the registration requirements of the Securities Act and their equivalents in various states. In order to ensure the continuing effectiveness of these exemptions, the Company may have to limit the amount of funds that it raises from certain types of Investors for a period of time following the closing of the Offering.

i. Significant Prior Debt and Deferred Compensation During the years of research, development, and preparation for this market launch of QX, the Company relied upon equity investments and loans from management, accredited investors (friends and family round), and key business partners.

Approximately $3.5 million in long-term debt and $2.8 million in deferred compensation are current obligations of the Company. While creditors for this debt and employees owed deferred compensation have not demanded repayment of this debt or deferred compensation, we cannot provide assurance that such demands will not occur.

j. Competition

The video/gaming marketplace is large and growing, which can spawn significant large and successful competitors moving into our area of market offering. While exchanges for redeeming in-game rewards are not prevalent at this time, new and existing competitors can emerge from large game publishers, game platforms, fintech providers, and other market exchanges. We do not have patents that would preclude larger competitors from entering our marketplace. Further, early success with our offering can attract new, well-funded competitors that can heavily invest and adversely impact our ability to meet our financial projections.

k. Dependence upon Key Technologies and Platforms

The Company delivers its Offering using several key technology platforms and services, including Amazon's AWS cloud computing services, Microsoft's Teams collaboration environment, Apple and Google mobile offerings, and many modern development, integration, and operations hardware and software suites. Significant changes in technology platforms and/or services, including technology upgrades, pricing, terms and conditions, privacy statements, or regulatory adjustments could adversely impact our ability to develop, deploy, and expand our offerings to the mobile and video gaming market.

l. Dependence upon Key Employees and Management

The success of the Company will be largely dependent on the efforts of certain key personnel of the Company, including Jim Mulford, President, Mike Flanagan, VP of Technology, and Bill Wilson, Chief Marketing Officer. The loss of any of their services could have a material adverse effect on the Company. The Company has not entered into any employment agreements with any employee. Furthermore, the success of the Company will be dependent upon hiring and retaining qualified personnel. The competition for qualified personnel is intense and, accordingly, there can be no assurance that the Company will be able to retain or hire such personnel.

m. Investors Not Independently Represented

The Company has not retained independent counsel for prospective Investors in this Offering. Attorneys assisting in the preparation of this Memorandum including, but not limited to, the law firm of Foster Graham Milstein & Calisher LLP, represent only the Company and do not represent any Investor.

n. Present Litigation Currently Involving the Company's Business

As of the date of this filing, the Company is not a party to any lawsuit or other legal action. No assurances can be given, however, that the Company will not be involved in future litigation or other legal action arising out of its business activities. Some business activities of the Company may involve routine legal action. The Company will engage outside counsel as needed to provide advice and guidance on regulatory and other legal issues. Nevertheless, no assurance can be given that the Company will not be involved in future extra-ordinary litigation.

o. Risks from Pandemics

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted. 16. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

p. Your shares are not easily transferable.

You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

q. You may only receive limited disclosure.

While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

r. We have not yet determined if the acQyr eXchange may be subject to the Financial Criminal Enforcement Network (FinCEN) and/or state regulator guidance relative to money transmitter obligations.

FinCEN and state guidance generally define regulated virtual currency as one that (1) has equivalent value in fiat currency or (2) acts as a substitute for fiat currency. Loyalty rewards and other digital assets have generally not been classified as convertible virtual currency, but rather as rebates or discounts. A recent court case (KONSTANTIN ANIKEEV AND NADEZHDA ANIKEEV, Petitioners v. COMMISSIONER OF INTERNAL REVENUE, Respondent, Feb 23, 2021: https://s.wsj.net/public/resources/documents/anikeevopinion.pdf) ruled that the issuance of rewards could not be construed as taxable income. As stated by The Wise Marketer Staff on March 9, 2021 (https://thewisemarketer.com/loyalty-strategy/what-would-happen-to-customer-loyalty-if-rewardscurrency-became-taxable/), "We think it is reasonable that rewards earned continue to be treated as discounts or rebates, as opposed to income." We will continue to assess this risk area and determine if we must take additional actions, including obtaining money transfer licenses, to comply with FinCEN, state, and international guidance and rulings related to convertible virtual cuuency. Taking such additional actions could create a significant cost and time effort for which we have not budgeted. It is, therefore, possible, that we could not take the required additional actions and be subject to regulatory enforcement. In addition, if regulators determine that we are in violation of current regulations, such determination could adversely impact our financial performance, including not being able to continue our business operations.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	150,000,000	102,445,501	Yes	
Preferred Stock	10,000,000	6,516,216	Yes	See rights below

Options, Warrants and Other Rights

(1) Warrants to KiwiTech - These warrants have an exercise price of $0.1 per common share and expire on April 9, 2036. The issuer compensates KiwiTech with a combination of cash and warrant agreements for outsourced development services. As of March 31, 2023, we had issued 2,891,700 warrants to KiwiTech.
(2) Existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. In addition, the outstanding Warrant Agreements, if exercised, will dilute your ownership in the company.
(3) Preferences for the class of issued preferred shares not available to common shares:
   a. One dollar ($1.00) in dividends/share will be paid to Preferred shareholders, as follows:
      i. 2% of quarterly gross revenues from the Company shall be accrued on a pro-rata basis to all outstanding shares of Series A Preferred Stock within 45 days of the end of each quarter, beginning with the completion of the first quarter of generated revenue, until $1.00/share has been accrued and paid. The payment of dividends conditioned upon the Company's net income and sufficient cash funds available after investment in the TSS business and shall be accrued and distributed in accordance with applicable corporate law and fiduciary duties to the Company;
      ii. any remaining unpaid dividends shall be accrued and distributed on or before at a point in the future, so long as the conditions for accrual stated above are met.
   b. The Series A Preferred Stock dividends set forth herein shall accrue equally, with all other Series A Preferred Stock and shall have a preference and be paid before any dividend is declared or paid with respect to common stock or other series of preferred shares issued by the Company.
   c. The dividends shall be paid out of available cash, in compliance with applicable corporate laws, and under the fiduciary duties of the Board of Directors. The dividend right of the Shareholders of Series A Preferred Stock shall be cumulative, such that if the conditions for the distribution of dividends on the Series A Preferred Stock are not met upon accrual, as provided herein, the dividends shall accumulate on a quarterly basis.
   d. In the event of any liquidation, dissolution, or winding up of the Company, all unpaid dividends on each share of Series A Preferred Stock shall first be paid. Thereafter, the Series A Preferred Stock shall participate with the Common Stock pro-rata on an as converted basis.
   e. The Company shall have the right to accelerate the payment of the Series A Preferred Stock dividends at its option.
   f. The shares of Series A Preferred Stock evidenced hereby shall be senior to and shall have a preference to dividends and to the extent legally permitted, liquidation proceeds, over any other subsequent issuance of preferred shares authorized and issued by the Company.
   g. Upon the full payment of One Dollar ($1.00) per share of the Series A Preferred Stock in preferred share dividends to the Holder by the Company, the preferred shares shall be converted to common shares on a one (1) to one (1) conversion and, upon conversion, the converted shares Series A Preferred Stock shall be cancelled.

The securities issued via the Regulation Crowdfunding Offering were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

Shares of the Company's securities are valued based upon past investments made to date, market conditions, estimated value of the Company's assets and potential future growth, and analysis of offerings by similar companies.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of TSS, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in TSS and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding (12/31/22)	Interest Rate	Maturity Date
JB Smith Family Ent., LLC*	$ 1,123,416.26	4%	Mar 31, 2025
Sales Focus, Inc.*	$ 511,666.13	4%	Mar 31, 2025
Roderick & Jeanette McLean*	$ 435,058.34	4%	Mar 31, 2025
Craig Gardiner*	$ 396,585.50	4%	Mar 31, 2025
Mindsites*	$ 216,536.30	4%	Mar 31, 2025
Gil Guarino Trust*	$ 87,001.71	4%	Mar 31, 2025
Bernard & Tina Wildes*	$ 108,352.83	4%	Mar 31, 2025
Mike Prudhomme*	$ 108,352.83	4%	Mar 31, 2025
William Wilson*	$ 72,428.50	4%	Mar 31, 2025
Kurt Vaag*	$ 31,868.47	4%	Mar 31, 2025
Michael Flanagan*	$ 14,583.20	4%	Mar 31, 2025
Michelle Kastner*	$ 12,836.11	4%	Mar 31, 2025
Brent Garfield*	$ 8,852.37	4%	Mar 31, 2025
Kevin Lees*	$ 7,967.51	4%	Mar 31, 2025
Keith Mulford**	$ 110,366.71	7%	Dec 31, 2023
David E. Sterling Living Tr.**	$ 75,171.76	7%	Dec 31, 2023

H. Michael Lambert**	$ 48,738.02	7%	Dec 31, 2023
Deferred Comp to Mgmt	$ 2,807,988.61	0%	No maturity
Credit Line 1 (commercial)	$ 50,000.00	10.5%	Revolving
Credit Line 2 (commercial)	$ 24,977.00	13.5% (variable)	Revolving
PCF SaleCo***	$ 24,882.55	4%	On demand
GMTI/Planet Discover***	$ 97,752.88	4%	On demand

* Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

** At the Holder's option, the outstanding principal and accrued interest balance of this Note may be converted, in whole or in part, into shares of Series A Preferred Stock of the Company. A warrant to purchase 10 shares of Common Stock at a price of $.01/share for each issued Preferred Share, such warrant being exercisable by the shareholder at any time prior to December 31, 2025, shall also be issued to the Holder at the time of conversion.

*** very old (5 plus years) vendor debt. Vendors no longer in business through acquisition or other events. Likely to be written off.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
11/2020	Preferred Stock	$ 514,000	Reg D, 506(b)	See Note 1
10/2021	Common Stock	$ 180,651	Reg CF	See Note 2
09/2021	Preferred Stock	$ 178,360	Reg D, 506(b)	See Note 2
11/2021	Preferred Stock	$ 193,673	Reg D, 506(b)	See Note 2
01/2022	Preferred Stock	$ 120,000	Reg D, 506(b)	Ongoing Operations
09/2022	Common Stock	$ 37,553	Reg CF	See Note 3
09/2022	Preferred Stock	$ 376,939	Reg D, 506(b)	See Note 3
01/2023	Preferred Stock	$ 35,000	Reg D, 506(b)	See Note 3
03/2023	Preferred Stock	$ --------	Reg D, 506(b)	See Note 4

Note 1: Proceeds were used to prepare for Phase 1 market launch of our platform and offering in the mobile/video gaming market. This included porting our technology platform to Amazon AWS cloud

services, design, development, integration, test, and release of our Minimum Viable Product (version 1.0) server and mobile app for QX.

Note 2: Proceeds were used to market and close game publishers to launch their games on acQyr eXchange. We signed three agreements with game publishers and 10 additional letters of intent. Funds were also applied for technology upgrades to our platform (outsourced development) and to staff salaries and consulting services for connecting with game publishers, as well as technical expertise.

Note 3: Proceeds have been applied to technology enhancements, salaries, and market positioning to prepare for the introduction and launch of Victory Quest, our event and tournament platform, powered by acQyr eXchange.

Note 4: We are executing a bridge round of funding ($500,000) to launch Victory Quest for a full proof-of-concept and MVP release, as well as to prepare for the Version 1.0 marketing and expansion in 3Q23. Funds will be used for technology refinement, proof-of-concept testing, marketing, salaries, and preparation activities for the Version 1.0 release of Victory Quest.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Since Inception, the Company has relied on funds from shareholders and related party notes issued to fund its operations. As of December 31, 2022, the Company will likely incur ongoing losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short-term capital, as well as the Company's ability to finish the development of the offering for the mobile and video gaming market and to obtain game publishers, developers, and gamers as customers. As of the filing of this report, the Company needs to close another $500,000 of funding to be able to execute its plan to launch Victory Quest, obtain customers, initiate business execution, and generate revenues. None of those funds have yet been secured, putting the Company at high risk of not being able to continue operations.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

A copy of our reviewed financial statements for 2021 is attached. In addition, the balance sheet, income statement, and statement of cash flow for 2022 are attached. These statements for 2022 have not been reviewed or audited.

I, James O. Mulford, President & CEO of Targeted Shopping Solutions, attest that, to the best of my knowledge and review, these financial statements accurately reflect the financial condition of the Company.

Ongoing Reporting Requirements

Targeted Shopping Solutions, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Targeted Shopping Solutions, Inc. will file a report electronically with the SEC annually and post the report on its web site ([www.acqyrexchange.com) no later than 120 days after the end of each fiscal year covered by the report.

<h1 style="text-align:center">Targeted Shopping Solutions, Inc.</h1>

<p style="text-align:center">Balance Sheet</p>

<p style="text-align:center">As of December 31, 2022</p>

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Checking #1 - Wells Fargo	176.08
1010 Escrow Account - Wells Fargo	26.73
Total Bank Accounts	**$202.81**
Total Current Assets	**$202.81**
Fixed Assets	
1500 Computer Equipment	
1510 Original Cost	3,167.01
1520 Depreciation	-3,167.01
Total 1500 Computer Equipment	**0.00**
1700 Furniture & Fixtures	
1710 Original Cost	10,000.00
1720 Depreciation	-10,000.00
Total 1700 Furniture & Fixtures	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
1420 Deposits	10,000.00
1800 Intangible Assets - Plans, Trade Names, Customer Relationships	350,000.00
1805 Accumulated Amortization - Customer Relationships	-350,000.00
Total Other Assets	**$10,000.00**
TOTAL ASSETS	**$10,202.81**

Targeted Shopping Solutions, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	233,617.99
Total Accounts Payable	**$233,617.99**
Credit Cards	
2100 Credit Cards	
2105 Credit Card - Advanta	3,100.27
2110 Credit Card - AMEX	38,673.63
2120 Credit Card - Bank of America	7,872.54
2130 Credit Card - Capital One	19,446.78
2140 Credit Card - US Bank	29,681.33
2150 Credit Card - Wells Fargo	20,317.32
2160 Credit Card - Wells Fargo Jesse Powell	1,934.67
Total 2100 Credit Cards	**121,026.54**
Total Credit Cards	**$121,026.54**
Other Current Liabilities	
2300 Line of Credit	
2310 Line of Credit - PNC Bank	50,375.29
2320 Line of Credit - Wells Fargo	24,785.22
Total 2300 Line of Credit	**75,160.51**
2500 Short Term Loans	
2501 Convertible Note Payable-James O Mulford	4,000.00
2502 ST Note Payable - James O Mulford	1,750.00
Total 2500 Short Term Loans	**5,750.00**
2700 Unpaid Compensation	
2701 Unpaid Compensation - Accrued Payroll Taxes	38,400.00
2702 Unpaid Compensation - Flanagan	100,000.00
2704 Unpaid Compensation - J. Mulford	100,000.00
2709 Accrued Compensation - Wilson	64,000.00
Total 2700 Unpaid Compensation	**302,400.00**
Total Other Current Liabilities	**$383,310.51**
Total Current Liabilities	**$737,955.04**

Targeted Shopping Solutions, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
2750 Unpaid Compensation - Long Term	
2751 Unpaid Compensation - LT - Taxes	219,144.42
2752 Unpaid Compensation - LT - Flanagan	771,000.00
2753 Unpaid Compensation - LT - McLean	185,250.00
2754 Unpaid Compensation - LT - Mulford	876,665.00
2755 Unpaid Compensation - LT - Powell	351,500.00
2756 Unpaid Compensation - LT - Thornley	58,000.00
2757 Unpaid Compensation - LT - A. Mulford	5,029.19
2758 Unpaid Compensation - LT - Wilson	39,000.00
Total 2750 Unpaid Compensation - Long Term	**2,505,588.61**
2800 Long Term Notes Payable	
2802 Notes Payable - David Sterling Trust (Consolidated)	75,171.76
2803 Notes Payable - Flanagan, Michael (Consolidated)	14,583.20
2806 Notes Payable - Gardiner, Craig $257,600 01/01/14 (and prior)	396,585.50
2807 Notes Payable - Garfield, Brent $5,750 01/01/14 (and prior)	8,852.37
2808 Notes Payable - Gil Guarino Trust (Consolidated)	76,887.38
2809 Notes Payable - GMTI/Planet Discover $63,250 01/01/14 (and prior)	97,752.88
2810 Notes Payable - Green Vista/Lambert (Consolidate)	48,738.02
2813 Notes Payable - JB Smith Family Enterprises (Consolidated)	1,123,416.26
2814 Notes Payable - Kastner, Michelle $8,337.50 01/01/14 (and prior)	12,836.11
2815 Notes Payable - Lees, Kevin $5,175 01/01/14 (and prior)	7,967.51
2816 Notes Payable - McLean, Jeannette & Rod (Consolidated)	435,058.34
2817 Notes Payable - Mindsites $140,650 01/01/14 (and prior)	216,536.30
2820 Notes Payable - Mulford, Keith (Consolidated)	110,366.71
2832 Notes Payable - PCF SaleCo $16,100 01/01/14 (and prior)	24,882.55
2833 Notes Payable - Prudhomme, Michael $70,380 01/01/14 (and prior)	108,352.83
2834 Notes Payable - Sales Focus $332,350 01/01/14 (and prior)	511,666.13
2837 Notes Payable - Vaag, Kurt $20,700 01/01/14 (and prior)	31,868.47
2839 Notes Payable - Wilson, William $52,080	72,428.50
2840 Notes Payable - Wildes, Bernard & Tina $70,380 01/01/14 (and prior)	108,352.83
Total 2800 Long Term Notes Payable	**3,482,303.65**
Total Long-Term Liabilities	**$5,987,892.26**
Total Liabilities	**$6,725,847.30**
Equity	
3000 Retained Earnings	-11,735,259.60
3025 Additional Paid-In Capital	2,318,687.76
3030 Preferred Stock	3,496,194.39
3040 Warrants	139,995.00

Targeted Shopping Solutions, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	-935,262.04
Total Equity	**$ -6,715,644.49**
TOTAL LIABILITIES AND EQUITY	**$10,202.81**

Targeted Shopping Solutions, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 REVENUE	
4150 CC Revenue	921.75
Total 4000 REVENUE	**921.75**
Total Income	**$921.75**
Cost of Goods Sold	
5000 COST OF SALES	
5200 Bank & Processing Fees	6,053.70
5300 Partner Setup Fees	2,500.00
Total 5000 COST OF SALES	**8,553.70**
Cost of Goods Sold	
5150 Payout Winnings	946.52
Total Cost of Goods Sold	**946.52**
Total Cost of Goods Sold	**$9,500.22**
GROSS PROFIT	$ -8,578.47
Expenses	
6000 OPERATIONS	
6010 Salaries and Wages	28,641.66
6040 Platform Services and Support	38,051.81
6050 Directory Services and Support	546.70
6060 Technology Services and Support	3,272.23
Total 6000 OPERATIONS	**70,512.40**
6200 MARKETING & SALES	
6210 Salaries and Wages	146,283.32
6220 Partner Acquisition	
6222 Mailings & Other Media	3,047.88
Total 6220 Partner Acquisition	**3,047.88**
6230 Member Acquisition	
6231 Member Social Media	827.47
Total 6230 Member Acquisition	**827.47**
6250 Advertising & Promotion	399.00
6260 Media	2,257.00
6265 Contractor Services	2,500.00
Total 6200 MARKETING & SALES	**155,314.67**
6400 GENERAL & ADMINISTRATIVE	
6410 Salaries and Wages	78,641.66
6420 Payroll Related Expenses	
6450 Employer Payroll Taxes	26,400.00
6470 Other Employee Costs	2,142.54
Total 6420 Payroll Related Expenses	**28,542.54**

Targeted Shopping Solutions, Inc.

Profit and Loss

January - December 2022

	TOTAL
6500 Computer Costs	269.52
6540 SW Licenses	4,270.54
Total 6500 Computer Costs	**4,540.06**
6570 Bank Charges	750.00
6600 Consulting & Contractor Services	
6610 Legal	256.25
6620 Financial Services	3,800.00
Total 6600 Consulting & Contractor Services	**4,056.25**
6625 Contractor Services - Other	12,000.00
6635 Fundraising Costs/Consulting	2,939.30
6700 Insurance	1,125.50
6710 Office Supplies	9.99
6720 Postage and Freight	234.44
6750 Taxes & Licenses, Business	15.00
Total 6400 GENERAL & ADMINISTRATIVE	**132,854.74**
6800 RESEARCH & DEVELOPMENT	
6810 Salaries and Wages	153,641.66
6850 SW/DB Development Services	211,492.00
6870 Contractor Services - Other	35,000.00
Total 6800 RESEARCH & DEVELOPMENT	**400,133.66**
Total Expenses	**$758,815.47**
NET OPERATING INCOME	**$ -767,393.94**
Other Expenses	
7000 OTHER INCOME & EXPENSE	
7020 Interest Expense	162,447.99
7080 Program Fees	7,440.11
Total 7000 OTHER INCOME & EXPENSE	**169,888.10**
Reconciliation Discrepancies	-2,020.00
Total Other Expenses	**$167,868.10**
NET OTHER INCOME	**$ -167,868.10**
NET INCOME	**$ -935,262.04**

Targeted Shopping Solutions, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-935,262.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2105 Credit Cards:Credit Card - Advanta	-409.63
2110 Credit Cards:Credit Card - AMEX	2,677.96
2120 Credit Cards:Credit Card - Bank of America	3,954.20
2130 Credit Cards:Credit Card - Capital One	1,524.22
2140 Credit Cards:Credit Card - US Bank	8,595.19
2150 Credit Cards:Credit Card - Wells Fargo	-88.65
2160 Credit Cards:Credit Card - Wells Fargo Jesse Powell	256.88
2310 Line of Credit:Line of Credit - PNC Bank	651.35
2320 Line of Credit:Line of Credit - Wells Fargo	78.11
2501 Short Term Loans:Convertible Note Payable-James O Mulford	4,000.00
2502 Short Term Loans:ST Note Payable - James O Mulford	1,750.00
2701 Unpaid Compensation:Unpaid Compensation - Accrued Payroll Taxes	26,400.00
2702 Unpaid Compensation:Unpaid Compensation - Flanagan	48,000.00
2704 Unpaid Compensation:Unpaid Compensation - J. Mulford	48,000.00
2709 Unpaid Compensation:Accrued Compensation - Wilson	48,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**193,389.63**
Net cash provided by operating activities	**$ -741,872.41**
FINANCING ACTIVITIES	
2752 Unpaid Compensation - Long Term:Unpaid Compensation - LT - Flanagan	52,000.00
2754 Unpaid Compensation - Long Term:Unpaid Compensation - LT - Mulford	52,000.00
2758 Unpaid Compensation - Long Term:Unpaid Compensation - LT - Wilson	16,000.00
2802 Long Term Notes Payable:Notes Payable - David Sterling Trust (Consolidated)	2,793.36
2803 Long Term Notes Payable:Notes Payable - Flanagan, Michael (Consolidated)	540.12
2806 Long Term Notes Payable:Notes Payable - Gardiner, Craig $257,600 01/01/14 (and prior)	14,688.35
2807 Long Term Notes Payable:Notes Payable - Garfield, Brent $5,750 01/01/14 (and prior)	327.87
2808 Long Term Notes Payable:Notes Payable - Gil Guarino Trust (Consolidated)	-60,781.56
2809 Long Term Notes Payable:Notes Payable - GMTI/Planet Discover $63,250 01/01/14 (and prior)	3,795.00
2810 Long Term Notes Payable:Notes Payable - Green Vista/Lambert (Consolidate)	1,808.15
2813 Long Term Notes Payable:Notes Payable - JB Smith Family Enterprises (Consolidated)	41,608.01
2814 Long Term Notes Payable:Notes Payable - Kastner, Michelle $8,337.50 01/01/14 (and prior)	475.41
2815 Long Term Notes Payable:Notes Payable - Lees, Kevin $5,175 01/01/14 (and prior)	295.09
2816 Long Term Notes Payable:Notes Payable - McLean, Jeannette & Rod (Consolidated)	16,113.27
2817 Long Term Notes Payable:Notes Payable - Mindsites $140,650 01/01/14 (and prior)	8,019.86
2820 Long Term Notes Payable:Notes Payable - Mulford, Keith (Consolidated)	4,100.04
2832 Long Term Notes Payable:Notes Payable - PCF SaleCo $16,100 01/01/14 (and prior)	966.00
2833 Long Term Notes Payable:Notes Payable - Prudhomme, Michael $70,380 01/01/14 (and prior)	4,013.07
2834 Long Term Notes Payable:Notes Payable - Sales Focus $332,350 01/01/14 (and prior)	18,950.60
2837 Long Term Notes Payable:Notes Payable - Vaag, Kurt $20,700 01/01/14 (and prior)	1,180.31
2838 Long Term Notes Payable:Notes Payable - Walton, Luke - $12,838.50	-17,193.30
2839 Long Term Notes Payable:Notes Payable - Wilson, William $52,080	2,682.54
2840 Long Term Notes Payable:Notes Payable - Wildes, Bernard & Tina $70,380 01/01/14 (and prior)	4,013.07

Targeted Shopping Solutions, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
3025 Additional Paid-In Capital	157,937.60
3030 Preferred Stock	412,434.18
Net cash provided by financing activities	**$738,767.04**
NET CASH INCREASE FOR PERIOD	**$ -3,105.37**
Cash at beginning of period	3,308.18
CASH AT END OF PERIOD	**$202.81**

TARGETED SHOPPING SOLUTIONS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Targeted Shopping Solutions, Inc.
Denver, Colorado

We have reviewed the accompanying financial statements of Targeted Shopping Solutions, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Targeted Shopping Solutions, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 15, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLE.CPA

TARGETED SHOPPING SOLUTIONS, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	3,308
TOTAL CURRENT ASSETS		3,308
OTHER ASSETS		
Deposits		10,000
TOTAL ASSETS	$	13,308

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	233,618
Salaries payable - current portion		132,000
Credit cards payable		104,517
Lines of credit		74,431
Warrant liability		111,996
TOTAL CURRENT LIABILITIES		656,562
LONG-TERM LIABILITIES		
Salaries payable		2,385,588
Notes payable - related parties		3,433,909
TOTAL LONG-TERM LIABILITIES		5,819,497
TOTAL LIABILITIES		6,476,059
SHAREHOLDERS' EQUITY		
Preferred stock, see note 8		3,083,760
Common stock, see note 8		2,160,751
Accumulated deficit		(11,707,262)
TOTAL SHAREHOLDERS' EQUITY		(6,462,751)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	13,308

TARGETED SHOPPING SOLUTIONS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	29,999
COST OF GOODS SOLD		32,000
GROSS PROFIT		(2,001)
OPERATING EXPENSES		
Contractor expense		155,700
General and administrative		65,275
Payroll expenses		435,715
Research and development		225,614
Sales and marketing		12,022
TOTAL OPERATING EXPENSES		894,326
NET OPERATING INCOME		(896,327)
OTHER INCOME/(EXPENSES)		
Interest expense		(163,791)
Gain on exercise of warrants		158,000
Forgiveness of SBA PPP loan		24,605
TOTAL OTHER INCOME/(EXPENSES)		18,814
NET LOSS	$	(877,513)

See independent accountant's review report and accompanying notes to financial statements.

TARGETED SHOPPING SOLUTIONS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Preferred Stock		Common Stock		Retained Earnings (Accumulated Deficit)	
	Shares	Amount	Shares	Amount		
BEGINNING BALANCE, JANUARY 1, 2021	5,079,450	$ 2,905,400	69,881,799	$ 1,786,427	$ (10,829,749)	$
Exercise of warrants	356,720	178,360	-	-	-	$
Issuance of common stock	-	-	21,173,712	374,324	-	$
Net loss	-	-	-	-	(877,513)	$
ENDING BALANCE, DECEMBER 31, 2021	5,436,170	$ 3,083,760	91,055,511	$ 2,160,751	$ (11,707,262)	$

TARGETED SHOPPING SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(877,513)
Adjustments to reconcile net income to net cash provided by operating activities:		
Issuance of warrants in exchange for services		111,996
Increase (decrease) in liabilities:		
Accounts payable		(1,950)
Salaries payable		132,000
Credit cards payable		(3,250)
CASH USED FOR OPERATING ACTIVITIES		(638,717)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable - related parties		217,299
Issuance of preferred stock		178,360
Draws on lines of credit, net of repayments		3,176
Issuance of common stock		216,324
CASH PROVIDED BY FINANCING ACTIVITIES		615,159
NET DECREASE IN CASH		(23,558)
CASH AT BEGINNING OF YEAR		26,866
CASH AT END OF YEAR	$	3,308

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Targeted Shopping Solutions, Inc. (the "Company") was incorporated in the State of Colorado on January 8, 2008. The Company has developed an application that allows gamers and publishers a way to receive rewards from playing games and the ability to redeem the rewards for cash or in game rewards.

Going Concern
Since Inception, the Company has relied on funds from shareholders and related party notes issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the mobile application.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Colorado.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

1. **Summary of Significant Accounting Policies (continued)**

    Fair Value of Financial Instruments (continued)
    Level 3   - Unobservable inputs which are supported by little or no market activity.

    The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

    Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

    Concentrations of Credit Risk
    From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

    Revenue Recognition
    Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally collected upfront. For the year ending December 31, 2021 the Company recognized $29,999 in revenue.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

    In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

1. **Summary of Significant Accounting Policies (continued)**

   New Accounting Pronouncements (continued)
   In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

   In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

   In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office Equipment	$13,167
	13,167
Less: Accumulated depreciation	(13,167)
Total	$ -

4. Notes Payable – Related Parties

Since inception, related parties have provided loans to the Company valued at $3,433,909 as of December 31, 2021. Interest is accrued annually at 4% per annum. All related notes payable are in due during the year ending December 31, 2025.

5. Salaries Payable

Since inception, the Company has incurred losses and have been unable to pay salaries and wages to their upper management team. This has resulted in accrued wages payable of $2,517,588 as of December 31, 2021. Management expects to pay $132,000 of the accrued wages within the next year.

6. Warrant Liabilities

During 2021, the Company issued 1,399,950 warrants to an advisor. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.10 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on December 31, 2025 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 *"Distinguishing Liabilities from Equity"*. In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Stock Price	0.10
Exercise Price	0.10
Time to Maturity (years)	4
Annual Risk-Free Interest Rate	2.54%
Annualized Volitility	125%
Fair value of warrants	$ 0.08

6. Warrant Liabilities (continued)

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share	Fair Value
Fair value at initial measurement date:	1,399,950	$ 0.08	$ 111,996
Change in fair value of warrant liability:			-
Fair value at December 31, 2021:			$ 111,996

As of December 31, 2021, $111,996 was recorded as a warrant liability.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs.

During the year ending December 31, 2021, 15,800,000 of the outstanding warrants for the year ending December 31, 2020, were exercised.

7. Lines of Credit

The Company has a $25,000 line of credit with a commercial bank. The line of credit bears 9% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are $415. The Company has a second line of credit for $50,000 with another commercial bank. This line bears 5.75% interest and is also personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on this line are $975. As of December 31, 2021, the Company had $74,431 outstanding on the lines of credit.

8. Equity

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 10,000,000 shares at no par value per share. As of December 31, 2021, 5,436,170 shares of Preferred Stock, respectively, have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 100,000,000 shares, at no par value per share. As of December 31, 2021, 91,055,511 shares have been issued and are outstanding.

9. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on January 8, 2008, and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10.   **Subsequent Events**

Share Issuances
During 2022, the Company issued a total of 2,126,554 shares of Common Stock in exchange for $64,155. Additionally, the Company issued a total of 265,000 shares of Preferred Stock in exchange for $120,000.

Phase 1 Offering
The Company's phase 1 offering is now live with its first game partner, Crimson Company, and its gamers. Transaction revenues are earned by the Company, as each gamer redeems their game vouchers and in-game assets on the acQyr eXchange platform. As the Company adds new gamer partners, games, and gamers to the platform, the transaction revenue is expected to increase.

Managements Evaluation
The Company has evaluated subsequent events through April 5, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.